OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         May 31, 2007                    FACSIMILE: 212.451.2222

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                                                 EMAIL: RBERENBLAT@OLSHANLAW.COM

BY EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.

            Re:   Pomeroy IT Solutions, Inc.
                  Revised Preliminary Proxy Statement on Schedule 14A
                  Filed May 16, 2007 by Flagg Street Capital et. al.
                  File No. 0-20022

Dear Mr. Duchovny:

      We  acknowledge  receipt of the letter of comment  dated May 23, 2007 from the Staff (the "Comment Letter") with regard to the above-referenced  matter. We have reviewed the Comment Letter with Flagg Street Partners Qualified LP ("Flagg
Street") and provide the following  supplemental  response on its behalf. Unless otherwise indicated,  the page references below are to the marked version of the enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.
Capitalized terms used herein and not separately defined have the meanings given to  them  in the  Preliminary  Schedule  14A.  Our  responses  are  numbered  to correspond to your comments.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

1.    Flagg Street has deleted the disclosure  stating its belief that Pomeroy's financial results have been a disappointment to "many other stockholders".
      See page 13 of Proxy Statement.

THE NOMINEES

2.    The disclosure has been revised to state that all members of the Group are deemed to beneficially  own all the shares of Common Stock of Pomeroy held by the Flagg Street Funds. See pages 15, 16 and 22 of Proxy Statement.

                                    * * * * *

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May 31, 2007

      The Staff is invited to  contact  the  undersigned  with any  comments  or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Ron S. Berenblat

                                          Ron S. Berenblat

Enclosure

cc:   Jonathan Starr